April 18, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Mail stop 4-6

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Barbara C. Jacobs

Re:	Vignette Corporation – Preliminary Schedule 14A Filed on April 7, 2005, File No. 0-25375

Dear Ms. Jacobs:

On behalf of Vignette Corporation (“Vignette” or the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated April 18, 2005, relating to the above-referenced filing.

On behalf of Vignette, we are concurrently filing via EDGAR Amendment No. 1 to the Preliminary Schedule 14A (“Amendment No. 1”), and for the convenience of the Staff, we are providing courtesy copies of this letter and marked copies of the Amendment No. 1 to your attention by overnight delivery.

In this letter, we have recited the comments from the Staff in bold and italics type and have followed each comment with Vignette’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1.

General

1.	We note that you intend to address fractional shares by cashing them out using a transfer agent who will aggregate all fractional shares and sell them on the open market on behalf of the holders. Tell us whether you plan on registering this offer and sale. Alternatively, tell us whether you will rely on an exemption from registration or on a no action letter. Does the transaction satisfy the requirements of Rule 152(a), for example? If you will rely on an exemption from registration or on a no action letter, explain the basis for your belief that the exemption you will claim is available or the basis for your reliance on a no action letter.

We believe this transaction is exempt from registration as it satisfies the requirements of Rule 152(a) because the fractional interests result from a stock split and will be offered or sold pursuant to the arrangements for the purchase and sale of fractional interests among persons entitled to such fractional interests.

2.	Your disclosure in the Form 10-K for the period ended December 31, 2004 indicates that there were 1,307 holders of record of your common stock as of March 31, 2004. It appears that shareholders could be eliminated as a result of the reverse split. If shareholders are eliminated, disclose the minimum number of record shareholders that you expect to have following the reverse split.

We have added disclosure to Amendment No. 1 stating that we expect to have at least 1100 stockholders of record following the reverse split.

3.	We note that because the company does not intend to reduce the number of authorized shares the reverse split will have the effect of increasing the number of authorized and unissued shares. Please state the number of authorized and unissued shares after the reverse split. Please revise to disclose whether you have any current plans, proposals or arrangements to issue any of the additional shares. For example, are there any proposals or plans to acquire any business or engage in any financing activities with the shares? If so, please disclose and if not, please state that you have no such plans, proposals, or arrangements written or otherwise at this time.

We have revised the Amendment No. 1 to provide for a reduction in the number of authorized shares from 500,000,000 shares to 100,000,000 shares and have further revised the disclosure to confirm that we do not have any current plans, proposals or arrangements to issue any additional shares other than in the ordinary course of business.

4.	We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split. The rule sets out procedural and substantive requirements concerning providing notice of the reverse split to the NASD.

We acknowledge that we will implement the reverse stock split in compliance with Rule 10b-17.

We are attaching the Company’s acknowledgement as requested by the Staff.

Please direct your questions or comments to me at (512) 338-5422 or to Catherine Dawson at (512) 338-5425. In addition, please provide a facsimile of any additional comments you may have to my attention at (512) 338-5499.

Sincerely yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Brian K. Beard

Brian K. Beard

cc:	Bryce Johnson (Vignette)

Catherine L. Dawson (Wilson Sonsini)

April 18, 2005

Barbara C. Jacobs

Assistant Director

Mail Stop 4-6

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Vignette Corporation (the “Company”)

Preliminary Schedule 14A filed on April 7, 2005, File No. 0-25375 (the “Filing”)

Dear Ms. Jacobs:

Reference is made to your letter addressed to my attention and dated April 18, 2005 regarding the Company’s Preliminary Schedule 14-A filed on April 7, 2005 (the “Comment Letter”). As requested in the Comment Letter, I hereby acknowledge on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing.

•	U.S. Securities and Exchange Commission (the “Commission”) staff (“Staff”) comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your letter. If there is anything else that I can do to facilitate the Filing, please do not hesitate to contact me at (512) 741-4300.

Sincerely,

VIGNETTE CORPORATION

/s/ Thomas E. Hogan

Thomas E. Hogan, President and Chief Executive Officer

cc:	Brian K. Beard / Wilson Sonsini Goodrich & Rosati, P.C.